JAMES I. LUNDY, III ATTORNEY AT LAW
1701 PENNSYLVANIA AVENUE, NW SUITE 300 WASHINGTON, DC 20006 (202) 349-7130 (202) 318-4623 JILUNDYIII@VERIZON.NET

August 22, 2012

-Via EDGAR-

Mr. John P. Nolan

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4720

Re:	Southwest Bancorp, Inc.
Stillwater, Oklahoma
Form 10-K for December 31, 2011
Form 10-Q for March 31, 2012
Form 10-Q for June 30, 2012
File No. 001-34110

Dear Mr. Nolan:

This letter is provided on behalf of Southwest Bancorp, Inc., Stillwater, Oklahoma (“Southwest”) in response to the staff’s comments communicated by letter dated August 9, 2012 (the “Comment Letter”). I serve as special legal counsel to Southwest. As we discussed by phone last week, Southwest intends to provide its response to the Comment Letter on or before September 5, 2012.

Please contact me if you require additional information. I can be reached at 202.349.7130, fax 202.318.4623, or email at JILundyIII@Verizon.net.

Very truly yours,

/s/ James I. Lundy, III

James I. Lundy, III

cc:	Securities and Exchange Commission

William Schroeder, Staff Accountant

Southwest Bancorp, Inc.

Rick Green

President and Chief Executive Officer

Randy Waldrup

Executive Vice President and Interim Chief Financial Officer

Rusty N. LaForge

Executive Vice President, Secretary, and General Counsel